Alice L. Connaughton

Tel 703.749.1396

Fax 212.801-6400

connaughtona@gtlaw.com

December 21, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Attention: Michael McTiernan

Mail Stop 3010

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hines Global REIT, Inc.

Registration Statement on Form S-11

Filed June 26, 2012

File No. 333-182340

Dear Mr. McTiernan:

On behalf of Hines Global REIT, Inc., a Maryland corporation (the “Company”) and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the United States Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission (the “Staff”) dated July 12, 2012 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter. For the Staff’s convenience, the Company is supplementally providing the Staff with two (2) copies of Amendment No. 1, which have been marked to indicate the revisions made to the Registration Statement filed on June 26, 2012, together with corresponding copies of this response letter as filed with the Commission via EDGAR.

General

1.	We note your disclosure throughout the registration statement that this is a fixed price offering. Prior to effectiveness, please revise the prospectus to include the disclosure required by Item 505 of Regulation S-K.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM

United States Securities and Exchange Commission

December 21, 2012

Response to Comment 1

The Company’s board of directors has not determined the offering price of the shares of common stock to be offered and sold pursuant to the Registration Statement and therefore the Company has not described the various factors considered in determining the offering price in Amendment No. 1. The Company will include the disclosure required by Item 505 of Regulation S-K in the pre-effective amendment to the Registration Statement in which it discloses the offering price of its shares of common stock (the “Pricing Amendment”). As discussed with the Staff, the Company expects to file the Pricing Amendment in January 2013.

2.	Please include the disclosure required by Item 506 of Regulation S-K or explain to us why such information is not applicable.

Response to Comment 2

The Company has added information regarding dilution and net tangible book value per share on page 17 of the Registration Statement in the second paragraph of the risk factor captioned “This is a fixed price offering and the offering price was arbitrarily determined and will not accurately represent the current value of our assets at any particular time; therefore the purchase price you pay for shares of our common stock may be higher than the value of our assets per share of our common stock at the time of your purchase.”

If you should have any questions about this letter or require any further information, please call me at (703) 749-1396.

Sincerely,

/s/    Alice L. Connaughton

Alice L. Connaughton, Esq.

cc:	Judith D. Fryer, Esq.

Hines Global REIT, Inc.

Enclosures

GREENBERG TRAURIG, LLP